Filed pursuant to Rule 433
Registration Statement No. 333-164563

Rights Offering Booklet

This booklet contains:

(i) a letter to you concerning Zion's US$ 50 million Rights Offering, and

(ii) a report from The United States Geological Survey:  “Assessment of Undiscovered Oil and Gas Resources of the Levant Basin Province, Eastern Mediterranean” estimating that  a mean of 1.7 BILLION barrels of recoverable oil and 122 TRILLION cubic feet of recoverable gas remain undiscovered in the Levant Basin.

May 2010

May 2010

Dear Zion Stockholder...

ZION’S RIGHTS OFFERING HAS STARTED

Together with this booklet, please find enclosed documentation relating to Zion's rights offering, including the offering Prospectus Supplement dated April 28, 2010. In this booklet, you will find a copy of the very recently released United States Geological Survey (USGS) report covering the Levant Basin, as Zion's exploration areas fall completely within that area.

Zion's rights offering gives you the right (but not the obligation) to purchase more Zion stock at US$ 5.00 per share, irrespective of the market price of Zion stock during the offering period. Your rights must be exercised by 5:00 p.m. (New York time) on June 30, 2010; after that time, your rights under this offer will terminate without value.

Under the terms of the offering (as described more fully in the enclosed Prospectus), you have the right to purchase one (1) share of stock for every two (2) shares of common stock owned on May 6, 2010 (the Record Date). That is identical to one-half (0.50) of a subscription right for each share of common stock owned on the record date.  Each whole subscription right entitles you to purchase one share of stock at US$ 5.00 per share.

Please note that, ‘over-subscriptions’ are allowed. The over-subscription right allows shareholders who are exercising all of their basic subscription rights an opportunity to purchase the shares that are not being purchased by other shareholders. If an insufficient number of shares are available to fully satisfy all properly executed over-subscription right requests, as happened in both of our previous rights offerings, the available shares will be distributed proportionately among rights holders who exercise their over-subscription right based on the number of shares each rights holder subscribed for under the basic subscription right.

In addition, if an insufficient number of shares of common stock are available to fully satisfy all properly exercised oversubscriptions rights requests, we may (but are under no obligation to do so), increase the number of shares of common stock available for issuance in this rights offering by up to an additional 625,301 shares of common stock in order to satisfy additional properly exercised oversubscription requests.

Please also note that all subscriptions, including oversubscriptions, take place during the same time period.  There will NOT be a subsequent time for you to "oversubscribe" after the initial subscription period, so please be sure to include all the shares for which you want to subscribe in your initial subscription.

In this rights offering, Zion plans to raise up to US$ 50 million. The funds raised will be used: (a) to purchase a 51% interest in a new company (Zion Drilling, Inc. that will own a 2,000 horsepower drilling rig), (b) to drill further 'deep' exploration wells on Zion's licenses in Israel (in continuation of Zion's oil and gas exploration efforts) and (c) for general corporate purposes.

Please review the enclosed material and consider taking this opportunity to increase your holding in Zion Oil and Gas stock.

This offering marks the 10th anniversary of the founding of Zion Oil and Gas. During the past ten years we have worked hard to put together a professional team using petroleum industry best-practice techniques in order to discover oil and gas onshore Israel.

In 2009, a significant natural gas discovery offshore Israel was announced. Very recently, in April 2010, the United States Geological Survey (USGS) released a report on the 'Levant Basin' and indicated that there are still massive undiscovered amounts of oil and gas in the Levant Basin. As you can read, they estimate a mean of 1.7 BILLION barrels of recoverable oil and 122 TRILLION cubic feet of recoverable gas still remain undiscovered in the Levant Basin.

As all of Zion's exploration areas fall within the Levant Basin, we are optimistic that the day draws near when we will achieve success with our exploration efforts to find and recover oil and/or gas onshore Israel and our decade of hard work will bear fruit for Zion's stockholders.

Please consider this opportunity carefully, as your support is vital to Zion's work in Israel.

In anticipation, thank you for your support!

“But who am I, and what is my people, that we should be able to offer so willingly after this sort?  For all things come of thee, and of thine own have we given thee.”
1 Chronicles 29:14

"In your good pleasure, make Zion prosper..."
Psalm 51:18
Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with the rig owners, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE:  Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

USGS
science for a changing world

World Petroleum Resources Project

The U.S. Geological Survey estimated a mean of 1.7 billion barrels of recoverable oil and a mean of 122 trillion cubic feet of recoverable gas in the Levant Basin Province using a geology based assessment methodology.

Introduction

As part of a program aimed at estimating the recoverable oil and gas resources of priority basins around the world, the U.S. Geological Survey (USGS) estimated the undiscovered oil and gas resources of the Levant Basin Province. The Levant Basin Province encompasses approximately 83,000 square kilometers (km²) of the eastern Mediterranean area (fig. 1). The area is bounded to the east by the Levant Transform Zone, to the north by the Tartus Fault (Roberts and Peace, 2007), to the northwest by the Eratosthenes Seamount, to the west and southwest by the Nile Delta Cone Province boundary, and to the south by the limit of compressional structures in the Sinai. This assessment was based on published geologic information and on commercial data from oil and gas wells, fields, and field production. The USGS approach is to define petroleum systems and geologic assessment units and to assess the potential for undiscovered oil and gas resources in each of the three assessment units defined for this study—Plio-Pleistocene Reservoirs, Levant Sub-Salt Reservoirs, and Levant Margin Reservoirs.

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Figure 1. Location of the three assessment units (AU) in the Levant Basin Province in the Eastern Mediterranean. The boundaries of the Levant Sub-Salt AU and the Plio-Pleistocene Reservoirs AU are coincident.

U.S. Department of the Interior
U.S. Geological Survey

Printed on recycled paper

Fact Sheet 2010–3014
March 2010

Composite Petroleum System and Assessment Units

For this assessment the Mesozoic-Cenozoic Composite Petroleum System was defined to include the possibility of viable petroleum source rocks of Triassic, Jurassic, Lower Cretaceous, Upper Cretaceous, Miocene, and Plio-Pleistocene ages, all of which have been suggested as potential source rocks within this province. This composite petroleum system was defined to encompass all petroleum fluids and mixtures of these fluids in the Levant Basin Province because we could not completely discriminate between genetic families of oils or gases with available geochemical data.

Three assessment units (AU) were defined geologically within the composite petroleum system. The Levant Margin Reservoirs AU encompasses all reservoirs, from basement rocks to the Pleistocene, occurring east of the pinch-out of Messinian-age salt and west of the Levant Transform (fig. 2). Reservoirs include Jurassic and Cretaceous shelf-margin carbonates, nearshore marine sandstones, and deep-water slope and fan sandstones. The Levant Sub-Salt Reservoirs AU encompasses all reservoirs within and below continuous Messinian-age salt west of the eastward pinch-out of the salt (fig. 2). Reservoirs are mainly Mesozoic and Paleogene sandstones ranging from incised valley deposits to deep-water slope and fan sandstones (Gardosh and others, 2006; 2008). The Plio-Pleistocene Reservoirs AU includes all reservoirs younger than Messinian-age salt west of the pinch-out of salt, and reservoirs mainly are incised channels, and deep-water slope and fan sandstones (Aal and others, 2000; Bertoni and Cartwright, 2006) (fig. 2). The Plio-Pleistocene Reservoirs AU is thought to be sourced mainly by biogenic gas, but this assessment includes the possibility of thermogenic gas and oil that migrated vertically from sub-salt source rocks. The Levant Margin Reservoirs AU contains four oil and four gas fields, the Plio-Pleistocene Reservoirs AU includes eight gas fields, and the Levant Sub-Salt Reservoirs AU has two discoveries (Tamar, Datil) that were used in the assessment but are so new that there is no independent reference as to the size of these discoveries. For this assessment a minimum undiscovered field size of 5 million barrels of oil equivalent (MMBOE) was used for the offshore assessment and a 1 MMBOE minimum was used for the onshore assessment.

Resource Summary

Estimates of volumes of undiscovered technically recoverable oil and gas resources are shown in table 1. The mean of the distribution for undiscovered oil is about 1,689 MMBO, with a range from 483 MMBO to 3,759 MMBO. For undiscovered gas, the total mean volume is 122,378 billion cubic feet of gas (BCFG), with a range from 50,087 BCFG to 227,430 BCFG. Of the 122,378 BCFG, 6,197 BCFG is estimated to be in the Levant Margin Reservoirs AU, 81,437 BCFG is in the

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Figure 2. Geologic cross section of the southern part of the Levant Basin Province illustrating the definition of the three assessment units (AU) in this study. The areas of the Levant Sub-Salt Reservoirs AU and the Plio-Pleistocene Reservoirs AU are coincident, and neither AU overlaps with the Levant Margin Reservoirs AU. Dashed line separates Cenozoic (above) from pre-Cenozoic rocks. Messinian-age salt (between the M and N seismic horizons) is shown in green. Location of schematic section (A-A′) shown in figure 1. A, Permian to Aalenian age; B, Bajocian to Turonian age; C, Senonian to Early Oligocene age; D, Oligocene to Late Miocene Age; E, Late Miocene (Messinian) age; F, Plio-Pleistocene age rocks. Modified from Gardosh and Druckman (2006) and Cartwright and Jackson (2008).

Eocene nearshore marine sandstones and limestones, Wadi Degla, northern Egypt.

Table 1. Levant Basin Province assessment results.

[MMBO, million barrels of oil; BCFG, billion cubic feet of gas; MMBNGL, million barrels of natural gas liquids. Results shown are fully risked estimates. For gas accumulations, all liquids are included as NGL (natural gas liquids). Undiscovered gas resources are the sum of nonassociated and associated gas. Largest mean oil field in MMBO; largest mean gas field in BCFG. F95 represents a 95 percent chance of at least the amount tabulated. Other fractiles are defined similarly. TPS, total petroleum system; AU, assessment unit. Gray shading indicates not applicable]

Total Petroleum Systems (TPS) and Assessment Units (AU)	Field type	Largest expected mean field size	Total undiscovered resources											
			Oil (MMBO)				Gas (BCFG)				NGL (MMBNGL)			
			F95	F50	F5	Mean	F95	F50	F5	Mean	F95	F50	F5	Mean
Levant Basin Province, Mesozoic-Cenozoic Composite TPS														
Levant Margin Reservoirs AU	Oil	177	278	763	1,765	857	340	944	2,202	1,062	7	19	45	22
	Gas	1,074					1,678	4,559	10,594	5,135	51	142	333	160
Levant Sub-Salt Reservoirs AU	Oil	184	148	460	1,242	548	179	569	1,559	679	4	12	32	14
	Gas	12,238					32,462	74,210	150,573	80,758	1,006	2,309	4,721	2,519
Plio-Pleistocene Reservoirs AU	Oil	130	57	217	752	284	68	265	933	351	1	5	19	7
	Gas	4,756					15,360	32,066	61,569	34,393	157	328	633	353
Total Conventional Resources			483	1,440	3,759	1,689	50,087	112,613	227,430	122,378	1,226	2,815	5,783	3,075

Levant Sub-Salt Reservoirs, and 34,744 BCFG is in the Plio-Pleistocene Reservoirs AU (table 1). These estimates represent technically recoverable oil and gas resources; no attempt was made to estimate economically recoverable resources.

References Cited

Aal, A.A., Barkooky, A.E., Gerrits, M., Meyer, H., Schwander, M., and Zaki, H., 2000, Tectonic evolution of the Eastern Mediterranean Basin and its significance for hydrocarbon prospectivity in the ultradeep water of the Nile Delta: The Leading Edge, October 2000, p. 1086–1102.

Bertoni, C., and Cartwright, J.A., 2006, Controls on the basin-wide architecture of late Miocene (Messinian) evaporites on the Levant margin (Eastern Mediterranean): Sedimentary Geology, v. 188–189, p. 93–114.

Cartwright, J.A., and Jackson, M.P.A., 2008, Initiation of gravitational collapse of an evaporate basin margin: the Messinian saline giant, Levant Basin, eastern Mediterranean: Geological Society of America Bulletin, v. 120, no. 3–4, p. 399–413.

Gardosh, M., and Druckman, Y., 2006, Seismic stratigraphy, structure and tectonic evolution of the Levantine Basin, offshore Israel, *in* Robertson, A.H.F., and Mountrakis, D., eds., Tectonic development of the eastern Mediterranean Region: Geological Society of London Special Publication no. 260, p. 201–227.

Gardosh, M., Druckman, Y., Buchbinder, B., and Calvo, R., 2008, The Oligo-Miocene deepwater system of the Levant Basin: Geophysical Institute of Israel Report 446/426/08 and Geological Survey of Israel Report GSI/33/2008, 73 p.

Gardosh, M., Druckman, Y., Buchbinder, B., and Rybakov, M., 2006, The Levant Basin offshore Israel: stratigraphy, structure, tectonic evolution and implications for hydrocarbon exploration: Geophysical Institute of Israel Report 429/218/06 and Geological Survey of Israel Report GSI/14/2006, 119 p.

Roberts, G., and Peace, D., 2007, Hydrocarbon plays and prospectivity of the Levantine Basin, offshore Lebanon and Syria from modern seismic data: GeoArabia, v. 12, no. 3, p. 99–124.

For Further Information

A publication detailing the geology and the methodology for the Levant Basin Province assessment is in progress. Assessment results are available at the USGS Energy Program website, *http://energy.cr.usgs.gov/oilgas/*.

Levant Basin Province Assessment Team

Christopher J. Schenk (schenk@usgs.gov), Mark A. Kirschbaum, Ronald R. Charpentier, Timothy R. Klett, Michael E. Brownfield, Janet K. Pitman, Troy A. Cook, and Marilyn E. Tennyson.

Is Israel Sitting on an Oil Reserve?

HAL LINDSEY

PASTOR JOHN HAGEE
In a letter to our Founder and Chairman, John Brown

Daystar Founder MARCUS LAMB:

DR DAVID JEREMIAH
In his latest book **"What In The World Is Going On?"**

See Dr. Jeremiah's comments about Zion at: www.youtube.com/watch?v=jZzRdtZtU9c.

JOEL ROSENBERG
"Epicenter" dedicates an entire chapter, to the subject of oil in Israel, including Zion's exploration activity. In the chapter entitled **"Future Headline: Israel Discovers Massive Reserves of Oil, Gas"** the author refers to his **"Last Jihad"** fiction series:

DR TIM LAHAYE
In **"The Coming Peace in the Middle East"**